Exhibit 19.1

SELECT WATER SOLUTIONS, INC.
insider Trading Policy
(Amended as of August 17, 2025)

This Insider Trading Policy (this “Policy”) provides guidelines to directors, officers, and employees, and certain contractors and consultants, of Select Water Solutions, Inc. (the “Company”) with respect to transactions in the Company’s securities (such as common stock, options to buy or sell common stock, debt securities, warrants and convertible securities) and derivative securities relating to the Company’s common stock, whether or not issued by the Company (such as exchange-traded options) for the purpose of promoting compliance with applicable securities laws. Transactions subject to this Policy include purchases, sales and bona fida gifts of the Company’s securities.

This Policy applies to directors, officers, and employees, as well as contractors and consultants (which contractors and consultants the Company has notified (collectively, “Insiders”) who receive or are aware of Material, Non-Public Information (as defined below) regarding (1) the Company and (2) certain other companies with publicly-traded securities, including the Company’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”), obtained in the course of employment by or in association with the Company. This Policy also applies to any family members who reside with Insiders, anyone else who lives in the household of Insiders, and any family members who do not live in the household of Insiders but whose transactions in the Company’s securities are directed by Insiders or are subject to the influence or control of Insiders, such as parents or children who consult with Insiders before trading in the Company’s securities (collectively referred to as “Family Members”). This Policy also applies to corporations, trusts, or other entities controlled or managed by Insiders or their Family Members (collectively referred to as “Controlled Entities,” together with Family Members, “Related Persons”). All Insiders must comply strictly with this Policy. Insiders are responsible for the compliance of their Related Persons with this Policy.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern. If a law conflicts with this Policy, you must comply with the law.

You should read this Policy carefully, ask questions of the Company’s Compliance Officer, and sign and return the certification attached to the Company’s handbook acknowledging receipt of this Policy, that you have read and understand this Policy, you agree that you will comply with the policies and procedures set forth in the Policy, and you understand and agree that, if you are an employee of the Company or one of its subsidiaries or other affiliates, your failure to comply in all respects with the Company’s policies, including this Policy, is a basis for termination for cause of your employment with the Company and any subsidiary or other affiliate to which your employment now relates or may in the future relate.

The Company’s Compliance Officer, as set forth in Section VII is responsible for ensuring that all Insiders receive this Policy.

I.Definitions and Explanations
A.Material, Non-Public Information
1.What Information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Information that is likely to affect the price of a company’s securities (whether positive or negative) is almost always material. It is also important to remember that either positive or negative information may be material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material information. Common examples of material information include:

●	Unpublished financial results (annual, quarterly or otherwise);
●	Unpublished projections of future earnings or losses;
●	News of a pending or proposed merger;
●	News of a significant acquisition or a sale of significant assets;
●	Impending announcements of bankruptcy or financial liquidity problems;
●	Gain or loss of a substantial customer or supplier;
●	Changes in the Company’s distribution or dividend policy;
●	Stock splits;
●	Changes in the Company’s or its subsidiaries’ credit ratings;
●	The proposed or contemplated issuance, redemption, or repurchase of securities;
●	Significant developments in significant litigation or regulatory proceedings;
●	Major environmental incidents;
●	Significant actual or potential cybersecurity incidents or events or risks that affect the Company or third‐party providers that support the Company’s business operations;

●	Changes in senior management or the Board of Directors;
●	Material changes in Company ownership or control; and
●	Changes in auditors.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight. Therefore, before engaging in any securities transaction, you should consider carefully how the Securities and Exchange Commission (“SEC”) and others might view your transaction in hindsight and with all of the facts disclosed.

2.What Information is “Non-Public”?

Information is “non-public” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public (e.g., by means of a press release or a widely disseminated statement from a senior officer or a filing with SEC) and the investing public must have had time to absorb the information fully. Generally, one should allow two full Trading Days following publication as a reasonable waiting period before information is deemed to be public. The fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate.

B.Trading Day

“Trading Day” means a day on which the New York Stock Exchange is open for trading, and a Trading Day begins at the time trading begins.

II.General Policy

This Policy prohibits Insiders and Related Persons from, directly or indirectly, trading or “tipping” others who may trade in the Company’s securities while aware of Material, Non-Public Information about the Company. Insiders and Related Persons are also prohibited from trading or tipping others who may trade in the securities of another company if they learn Material, Non-Public Information about the other company in connection with their employment by or relationship with the Company. These illegal activities are commonly referred to as “insider trading.”

All Insiders and Related Persons should treat Material, Non-Public Information about the Company’s business partners with the same care required with respect to Material, Non-Public Information related directly to the Company.

It is also the policy of the Company that the Company will not engage in transactions in the Company’s securities while aware of Material, Non-Public Information related to the Company or the relevant Company securities.

A.Trading on Material, Non-Public Information

Except as otherwise specified in this Policy, no Insider or Related Person shall, directly or indirectly, engage in any transaction involving the Company’s securities, including gifts and any offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of Material, Non-Public Information concerning the Company, and ending at the beginning of the third Trading Day following the date of public disclosure of the Material, Non-Public Information, or at the time that the information is no longer material.

B.Tipping Others of Material, Non-Public Information

No Insider or Related Person shall, directly or indirectly, disclose or tip Material, Non-Public Information to any other person (including Related Persons), nor shall the Insider or the Related Person make recommendations, either directly or indirectly, or express opinions on the basis of Material, Non-Public Information as to trading in the Company’s securities. Insiders and Related Persons are not authorized to recommend the purchase or sale of the Company’s securities to any other person regardless of whether the Insider is aware of Material, Non-Public Information. This Policy does not restrict legitimate business communications to Insiders who require the information in order to perform their business duties. Material, Non-Public Information, however, should not be disclosed to persons outside the Company unless an Insider is specifically authorized to disclose such information and such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company (including, in some cases and if appropriate, a written confidentiality agreement). For additional information, please see the Company’s Cybersecurity and Data Privacy Policy.

C.Confidentiality of Material, Non-Public Information

Material, Non-Public Information relating to the Company is the Company’s property and the unauthorized disclosure of Material, Non-Public Information is prohibited. If an Insider receives any inquiry from outside the Company (such as a securities analyst) for information (particularly financial results and/or projections) that may be Material, Non-Public Information, the inquiry should be referred to the Company’s General Counsel, who is responsible for coordinating and overseeing the release of that information to the investing public, securities analysts and others in compliance with applicable laws and regulations.

D.Special and Prohibited Transactions

Because the Company believes it is improper and inappropriate for its Insiders to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its Insiders and Related Persons may not engage in any of transactions specified below.

1.	Transactions in Company Debt Securities. The Company believes that it is inappropriate for its Insiders or Related Persons to be creditors of the

Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy unless such transactions have been pre-approved by the Audit Committee of the Board of Directors of the Company (the “Audit Committee”).
2.	Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions, whether direct or indirect, involving the Company’s securities are completely prohibited, regardless of whether you are in possession of Material, Non-Public Information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction.

Transactions involving derivative securities, whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Except as otherwise expressly permitted, transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material, Non-Public Information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions,” or as otherwise expressly permitted by this Policy.

3.	Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by this Policy, regardless of whether you are in possession of Material, Non-Public Information.

4.	Pledges of Company Securities. Company stock pledged as collateral, including shares held in a margin account, may be sold without your consent by the lender in foreclosure if you default on your loan. A foreclosure sale that occurs when you are aware of Material, Non-Public Information may, under some circumstances, result in unlawful insider trading. Because of this danger, pledging Company securities as collateral shall require pre-approval from the Audit Committee.
5.	Short Term Trading. Short-term trading of Company securities may be distracting and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, Insiders and Related Persons who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa), regardless of whether such Insider or Related Person is in possession of Material, Non-Public Information.
6.	Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section V below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the Insider is in possession of Material, Non-Public Information.
E.Exempted Transactions

This Policy does not apply in the case of the following transactions, except as specifically noted:

1.	Stock Option Exercises. This Policy does not apply to the exercise of a stock option granted pursuant to the Company’s plans, including the Select Water Solutions, Inc. 2024 Equity Incentive Plan (as amended from time to time, including any successor plans, the “2024 Plan”), or to the exercise of a net exercise right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy the exercise price applicable to such option. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
2.	Restricted Stock Awards. This Policy does not apply to the grant or vesting of an award of restricted stock granted pursuant to the 2024 Plan, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares to satisfy tax withholding requirement upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

3.	Other Equity Awards and Tax Withholding Rights. This Policy does not apply to the grant, vesting, exercise or settlement of any equity award granted pursuant to the 2024 Plan, including but not limited to a director’s election to receive compensation for services in the form of an equity award granted pursuant to the 2024 Plan rather than cash. This Policy does not apply to the exercise of a tax withholding right or net exercise right pursuant to which as person has elected to have the Company withhold shares subject to an equity award to satisfy tax withholding requirements (whether due upon grant, vesting, exercise or settlement) or the exercise price applicable to such equity award. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an equity award or any other market sale, in each case, for the purpose of generating the cash needed to satisfy tax withhold requirements with respect to, or satisfy the exercise price applicable to, an equity award.
4.	Employee Stock Purchase Plan. This Policy does not apply to purchases of Company securities in the employee stock purchase plan resulting from the Insider’s periodic contribution of money to the plan pursuant to the election the Insider made at the time of the Insider’s enrollment in the plan. This Policy also does not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that the Insider elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to the Insider’s election to participate in the plan for any enrollment period, and to the Insider’s sales of Company securities purchased pursuant to the plan.
5.	Dividend Reinvestment Plan. This Policy does not apply to purchases of Company securities under the Company’s dividend reinvestment plan resulting from the Insider’s reinvestment of dividends paid on Company securities. This Policy does apply, however, to voluntary purchases of Company securities resulting from additional contributions the Insider chooses to make to the dividend reinvestment plan, and to the Insider’s election to participate in the plan or increase the Insider’s level of participation in the plan. This Policy also applies to the Insider’s sale of any Company securities purchased pursuant to the plan.
6.	Certain Transfers. Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage account controlled by the Insider or Related Person) is not subject to this Policy.
7.	Public Offerings. Sales of the Company’s securities as a selling stockholder in a registered public offering in accordance with applicable securities laws are not subject to this Policy.
8.	Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.
F.Transactions Not Involving a Purchase or Sale

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy as long as (i) the Insider or Related Person does not control the investment decisions on individual stocks within the fund or portfolio and (ii) Company securities do not represent a substantial portion of the assets of the fund or portfolio.

G.Post-Termination Transactions

The guidelines set forth in this Section II continue to apply to transactions in the Company’s securities even after the Insider has terminated employment or other service relationship with the Company as follows: if the Insider is aware of Material, Non-Public Information when his or her employment or service relationship terminates, the Insider may not trade in the Company’s securities until that information has become public or is no longer material.

H.No Hardship Waivers

The guidelines set forth in this Section II may not be waived.

III.	Additional Trading Guidelines and Requirements for Certain Insiders
A.Scheduled Blackout Periods and the Window Group

Except as set forth in Section II.E. above, all directors, executive officers, and others identified by the Company who are notified from time to time by the Compliance Officer that they have been so identified (the “Window Group”) are prohibited in transacting in Company securities during the periods designated by the Compliance Officer from time to time (the “Scheduled Blackout Period”). Insiders who have not been identified as being in the Window Group should adhere to the other applicable prohibitions set forth in this Policy. Insiders who have been designated as members of the Window Group and notified of the Scheduled Blackout Period must comply with the Scheduled Blackout Period whether or not they receive a reminder of the commencement of each Scheduled Blackout Period:

●	all directors and officers;

●	all managers and above in the Company’s Finance Group;
●	all Company finance, tax and legal personnel participating in the preparation of periodic reports;
●	Related Persons of the foregoing; and
●	any other person who is so notified in writing.

“Officer” means the Company’s Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer, General Counsel, Controller and any Executive Vice President, Senior Vice President or Vice President.

B.Unscheduled Blackout Periods

From time to time, the Company may also prohibit some or all of its directors, executive officers, or employees from transacting in the securities of the Company or the securities of another company because of developments known to the Company and not yet disclosed to the public (an “Unscheduled Blackout Period”). In this event, the Compliance Officer will notify the affected persons, and those persons, except as set forth in Section II.D. above, may not engage in any transaction involving the securities of the Company or the other specified company, as applicable, until the Compliance Officer notifies them that the Unscheduled Blackout Period is over. In addition, any person made aware of the existence of an Unscheduled Blackout Period should not disclose the existence of the Unscheduled Blackout Period to any other person (outside of those subject to the Unscheduled Blackout Period).

Transacting in the Company’s securities outside of a Scheduled or Unscheduled Blackout Period should not be considered a “safe harbor,” and all Insiders should use good judgment at all times.

C.Mandatory Pre-Clearance Procedures

The Company has determined that the Window Group must not trade in the Company’s securities, even outside of a Scheduled or Unscheduled Blackout Period, without first complying with the Company’s “pre-clearance” process. Each member of the Window Group shall send a request in writing to the Company’s General Counsel prior to commencing any trade in the Company’s securities. The Company’s General Counsel will consult, as necessary, with senior management before clearing any proposed trade. Stock sales of the General Counsel must have the CEO’s approval. Stock sales of the CEO must have the General Counsel’s approval, with a notification to the chairperson of the Nominating, Governance and Sustainability Committee and follow the pre-clearance procedure set forth herein.

If a transaction is approved under the preclearance policy, the transaction must be executed within five Trading Days after the approval is obtained, but regardless may not be executed if the member of the Window Group has or acquires Material, Non-Public Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the preclearance policy, the member of the Window Group should refrain from initiating any transaction in Company securities and should not inform anyone within or outside of the Company of the restriction.

Please note that clearance of a proposed trade by the Company’s General Counsel does not constitute legal advice regarding or otherwise acknowledge that a member of the Window Group does not possess Material, Non-Public Information. Employees must ultimately make their own judgments regarding, and are personally responsible for determining, whether they are in possession of Material, Non-Public Information.

D.Hardship Waivers

The guidelines specified in this Section III may be waived, at the discretion of the Company’s Audit Committee, if compliance would create severe hardship or prevent a member of the Window Group from complying with a court order, as in the case of a divorce settlement. No waiver may be granted if it will, or is reasonably likely to, violate applicable law.

IV.Additional Information for Directors and Officers

The Company’s directors and Section 16 officers (as defined below) are required to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities. Although the Company may generally assist its directors and Section 16 officers in preparing and filing the required reports, directors and Section 16 officers retain responsibility for the reports.

Further, directors and Section 16 officers may be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under the federal securities laws. In general and with certain limited exemptions, Regulation BTR prohibits any director or Section 16 officer from engaging in certain transactions involving Company securities during periods when participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. The rules encompass a variety of individual account plans, including Section 401(k) plans, profit-sharing and savings plans, stock bonus plans and money purchase pension plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and Section 16 officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.

“Section 16 officer” means the Company’s president, principal financial officer, principal accounting officer (or if none, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy-making function, as determined from time to time by the Company’s Board of Directors (the “Board”), or any other person who performs similar policy-

making functions of the Company, as determined from time to time by the Board. Officers of the Company’s subsidiaries shall also be deemed officers of the Company if they perform policy-making functions for the Company, as determined from time to time by the Board.

V.Planned Trading Programs

Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) provides an affirmative defense to an allegation that a trade has been made on the basis of Material, Non-Public Information. To help demonstrate that a Rule 10b5-1 Plan was entered into in good faith and not as part of an insider-trading scheme, the Company has adopted the following guidelines for such plans:

●	Adoption. Since adopting a plan is tantamount to an investment decision, the Rule 10b5-1 Plan may be adopted only at a time when (1) a Blackout Period is not in effect and (2) the Insider or Related Person does not possess any Material, Non-Public Information. Rule 10b5-1 Plans must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rules 10b-5 and 10b5-1. Insiders and Related Persons must act in good faith with respect to the Rule 10b5-1 Plans for the entirety of their duration. All Rule 10b5-1 Plans must be pre-cleared in writing in advance of adoption by the Company’s General Counsel or Corporate Secretary and disclosure regarding the Rule 10b5-1 Plans of directors and Section 16 officers may be made through a Quarterly Report on Form 10-Q and Form 4. Insiders and Related Persons are not permitted to have multiple Rule 10b5-1 Plans in operation or enter into more than one Rule 10b5-1 Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period, subject to certain exceptions that must be discussed with the Company’s General Counsel. A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction. Please note that the Company retains the right to reject and not permit the adoption of a Rule 10b5-1 Plan for any reason. Further, please note that if trading in the Company’s stock is suspended for any reason, such suspension shall take effect notwithstanding the existence of a Rule 10b5-1 Plan.
●	Form of Plan. Any Rule 10b5-1 Plan must be in writing, signed, and either: (1) specify the amount, price and date of the sales or purchases of Company securities to be effected; (2) provide a formula, algorithm or computer program for determining when to sell or purchase the Company’s securities, the quantity to sell or purchase and the price; or (3) delegate decision-making authority with regard to these transactions to a broker or other agent without any Material, Non-Public Information about the Company or its securities. For the avoidance of doubt, Insiders and Related Persons may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Plan.
●	Certification. Directors and Section 16 officers (and their Related Persons) that enter into Rule 10b5-1 Plans must certify that they are: (1) not aware of any Material, Non-Public Information about the Company or the Company’s securities; and (2) adopting the Rule

10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act.
●	Hedging. Insiders and Related Persons may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Plan is in effect.
●	Initial Trading. The first trade under the Rule 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:
o	For directors and Section 16 officers (as well as their Related Persons), the later of (1) two business days following the filing of the Company’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted; or (2) 90 calendar days after adoption of the Rule 10b5-1 Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
o	For others, 30 days after adoption of the Rule 10b5-1 Plan.
●	Plan Modifications. The SEC has differentiated between plan deviations and plan modifications. Rule 10b5-1 states that the affirmative defense is not available if the Insider altered or deviated from the Rule 10b5-1 Plan. On the other hand, modifications to Rule 10b5-1 Plans are permitted as long as the Insider or Related Person, acting in good faith, does not possess Material, Non-Public Information at the time of the modification and meets all of the elements required at the inception of the plan. Although not forbidden by Rule 10b5-1, plan modifications, even if prior to receiving non-public information, may create the perception that the Insider or Related Person is manipulating the plan to benefit from Material, Non-Public Information, which jeopardizes the good faith element and the availability of the affirmative defense. Therefore, to prevent any indication of a lack of good faith, any plan modifications should, at minimum, comply with the requirements set forth above for the adoption of a new plan, including the pre-approval requirement by the Company’s General Counsel or Corporate Secretary, the public disclosure requirement and the requirement that trades not be made under the modified plan until the expiration of the specified cooling-off period. Further, the Insider or Related Person should avoid frequent modifications of Rule 10b5-1 Plans because this could raise concern about his or her good faith in establishing the plan.
●	Early Plan Terminations. Rule 10b5-1 does not expressly forbid the early termination of a Rule 10b5-1 Plan. However, the SEC has made clear that once a Rule 10b5-1 Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if such termination calls into question whether the good faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b5-1. The real danger of terminating a plan arises if the Insider or Related Person promptly engages in market transactions or adopts a new plan. Such behavior could arouse suspicion that the Insider or Related Person is modifying trading behavior in order to benefit from nonpublic information. Accordingly, it is not advisable for Insiders or Related Persons to terminate Rule 10b5-1 Plans except in unusual circumstances. The termination of an existing Rule

10b5-1 Plan must be reviewed and approved by the Company’s General Counsel or Corporate Secretary in advance and, except in limited circumstances, will not approved unless (1) a Blackout Period is not in effect and (2) the Insider or Related Person does not possess any Material, Non-Public Information. If a plan is terminated by a director or Section 16 officer, disclosure regarding such termination may be made through the Company’s 10-Q or Form 10-K.
VI.Potential Criminal and Civil Liability and/or Disciplinary Action
A.SEC Civil Enforcement Action and/or Department of Justice (“DOJ”) Criminal Prosecution

The adverse consequences of insider trading violations can be staggering and currently include, without limitation, the following:

1.	For individuals who trade on Material, Non-Public Information (or tip information to others):
●	In a civil action, the SEC may seek disgorgement of the insider trading profits gained or losses avoided and a civil penalty of up to three times the profits gained or losses avoided resulting from the violation; and
●	In a criminal action, the DOJ, separately from the SEC or in addition to an SEC civil action, may seek a criminal fine of up to two times the profits gained or losses avoided or a penalty of up to $5.0 million (no matter how small the profits gained or losses avoided), and
●	a jail term of up to 25 years.
2.	For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
●	In a civil action, the SEC may seek a civil penalty of up to the greater of $2.63 million or three times the profits gained or losses avoided as a result of the violation;
●	In a criminal action, the DOJ, separately from the SEC or in addition to an SEC civil action, may seek a criminal penalty of up to $25.0 million; and/or
●	The civil penalties may extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
B.Disciplinary Action by the Company

Persons who violate this Policy shall be subject to disciplinary action by the Company, which may include termination or other appropriate action.

VII.Administration of the Policy

The Company’s General Counsel shall serve as the Compliance Officer for the purposes of this Policy, and in his or her absence, the Chief Financial Officer or another employee designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review. All Insiders subject to this Policy will be required to certify their understanding of and intent to comply with this Policy periodically.

* * * *

This document states a policy of Select Water Solutions, Inc. and is not intended to be regarded as the rendering of legal advice.

ACKNOWLEDGEMENT AND CERTIFICATION

I certify that:

1.	I have read and understand the Insider Trading Policy (the “Policy”) of Select Water Solutions, Inc. (the “Company”).
2.	I understand that the Company’s Compliance Officer is available to answer any questions I have regarding the Policy, however, I acknowledge that the Company’s Compliance Officer will not provide any legal advice and I must pursue any legal advice on my own.
3.	Since the date this Policy became effective, or such shorter period of time that I have been with the Company, I have complied with the Policy.
4.	I will continue to comply with the Policy for as long as I am subject to the Policy.

_____________________________ Signature	Date: __________________________
_____________________________ Name (Please Print)